UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission file number: 001-20892

ATTUNITY LTD.
(Name of registrant)

16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel
 (Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K of the Registrant is incorporated by reference into the Registrant’s: Form F-3 Registration Statements File Nos. 333-184139, 333-173205, 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302, 333-142284, 333-164656 and 333-184136.

CONTENTS

Acquisition of Hayes

On December 18, 2013, Attunity Ltd. (the "Company" or "Attunity") and Attunity Inc., a Massachusetts corporation and a wholly owned subsidiary of the Company (“Buyer”), entered into a Share Purchase Agreement (the "Purchase Agreement") with Hayes Technology Group, Inc., a privately owned Illinois corporation ("Hayes"), the shareholders of Hayes (the “Sellers”) and one of the Sellers, as the Shareholders' Representative.

Pursuant to the Purchase Agreement, the Company acquired all of the outstanding shares of Hayes, with Hayes continuing after the closing as an indirect wholly owned subsidiary of the Company. Under the Purchase Agreement, the total consideration is composed of:

·	$4.5 million in cash, paid at the closing;

·
$1.65 million, which are payable in ordinary shares of the Company based on a per share price of $8.92, the last reported closing price of the shares  prior to the closing (i.e., 185,000 ordinary shares) (the "Closing Share Consideration"). These ordinary shares are subject to a six-month "lock-up" period ending on June 17, 2014, during which period they may not be sold or otherwise disposed, subject to certain exceptions; and

·
Two milestone-based contingent payments of up to, in the aggregate, $4.2 million payable in cash (with option of Sellers to receive up to 50% thereof in ordinary shares of the Company) during early 2015 and/or early 2016.

The Purchase Agreement includes customary representations, warranties and covenants by the parties, which survived the closing and, subject to certain exceptions, expire on the second anniversary of the closing. In this respect, the Sellers agreed to indemnify the Company and the Buyer for damages arising out of breach(es) or inaccuracies of Hayes' or the Sellers' representations, warranties and covenants subject to certain limitations, including a cap equal to 25% of the consideration for breach(es) or inaccuracies of Hayes' or the Sellers' representations and warranties. Similarly, Attunity and the Buyer agreed to indemnify the Sellers for damages arising out of breach(es) or inaccuracies of Attunity's and Buyer's representations, warranties and covenants subject to certain limitations, including a cap of $375,000. To secure the Sellers' indemnity obligations (i) one third of the Closing Share Consideration will be held-back and not issued for one year and (ii) the Company and Buyer retained a right to a set-off from the contingent payments.

The Company also granted the Sellers "piggyback" registration rights, for three (3) years following the closing, in case it files a registration statement relating to the offer and sale of ordinary shares for the account of any of its directors and executive officers.

The closing of the Purchase Agreement occurred earlier today.

A copy of the press release announcing the transaction is attached hereto as Exhibits 99.1.

Exhibits

99.1	Press Release, dated December 18, 2013: Attunity Acquires Hayes Technology Group, a Leading Provider of Data Replication Software Solutions for SAP Environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: December 18, 2013